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May 9, 2018	DIRECT DIAL 216.696.5916 | robert.loesch@tuckerellis.com

VIA EDGAR

Confidential Correspondence

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Civista Bancshares, Inc.; Registration Statement on Form S-4 with Respect to the Proposed Issuance of 4,549,797, Civista Bancshares, Inc. Common Shares in a Merger Transaction.

Ladies and Gentlemen:

As counsel for Civista Bancshares, Inc., an Ohio corporation (the “Company”), in accordance with Rule 101(a)(1)(i) of Regulation S T, we transmit herewith for filing the Company’s Registration Statement on Form S-4 for the registration under the Securities Act of 1933, as amended, of 4,549,797 Common Shares of the Company.

A filing fee of $12,801.65 was paid on May 9, 2018. Any questions regarding the this filing should be directed to the undersigned at (216) 696-5916 or, in my absence, Pat Oliver of this office at (216) 696-4149.

Sincerely,

TUCKER ELLIS LLP

Robert M. Loesch

RML:vas

Encl. (Form S-4)

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